PRESS RELEASE "Exemption No. 82-3998"

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norwa[redacted]
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Siv Merethe Skorpen, AVP Investor Relations, Tel.: +47 22 54 44 55

Date: 13 February 2004

ORK – Release of material regarding fourth quarter and full year results on 19 February 2004

Orkla will report Q4 and full year results on Thursday 19 February 2004. The results will be available at 7.00 a.m. Norwegian time, and will be presented to investors and analysts in the following ways:

1) Material
PowerPoint-presentation, spreadsheets and quarterly report will be available on Orkla's Internet pages www.orkla.com at 7.00 a.m. Norwegian time.

2) Streaming - in Norwegian
Both the presentation that takes place in Oslo Konserthus at 9.00 a.m. Norwegian time, and the following Q&A-session will be given in Norwegian and streamed directly to Orkla's Internet pages www.orkla.no. For registration to the presentation in Oslo, send an e-mail to info@orkla.no before 16 February 2004.

3) Speaker's notes in English
The speaker's notes in English will be published on www.orkla.com shortly after the presentation in Oslo is finished.

4) Telephone conference call in English
The telephone conference call starts at 3.00 p.m. Norwegian time. A presentation of the Q4 results will be given before the Q&A-session commences.
Investors and analysts who wish to participate should call +47 23 00 04 00 and ask the operator for the Orkla presentation. Norwegian-based investors and analysts should dial 800 80 119. Please state your name and company. Press * followed by 1 to queue up for questions. Press * followed by 0 to contact the operator.

The phone conference will also be distributed directly on Orkla's Internet pages www.orkla.com and First Call, and will be available for on demand at Orkla's internet pages and First Call after the conference.